UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Cadiz Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

127537207
(CUSIP Number)

Lampe, Conway & Co., LLC 680 Fifth Avenue – 12th Floor New York, New York 10019-5429 Tel: (212) 581-8989
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2019
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	127537207

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LC Capital Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,640,857

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,640,857

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
6,640,857

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	127537207

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LC Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,640,857

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,640,857

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
6,640,857

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	127537207

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LC Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,640,857

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,640,857

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
6,640,857

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	127537207

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LC Capital Offshore Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,640,857

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,640,857

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
6,640,857

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	127537207

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lampe, Conway & Co., LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,640,857

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,640,857

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
6,640,857

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	127537207

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven G. Lampe

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

145,000

8.	SHARED VOTING POWER

6,640,857

9.	SOLE DISPOSITIVE POWER

145,000

10.	SHARED DISPOSITIVE POWER

6,640,857

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
6,785,857

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.3%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	127537207

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard F. Conway

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,640,857

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,640,857

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
6,640,857

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	127537207

Item 1.	Security and Issuer.

No change from the Schedule 13D filed by the Reporting Persons on December 14, 2015.

Item 2.	Identity and Background.

No change from the Schedule 13D filed by the Reporting Persons on December 14, 2015.

Item 3.	Source and Amount of Funds or Other Consideration.

No change from the Schedule 13D filed by the Reporting Persons on December 14, 2015.

Item 4.	Purpose of Transaction.

The Reporting Persons have had conversations with the Issuer's management and Board of Directors regarding possible ways to enhance shareholder value. The Reporting Persons intend to have additional conversations with the Issuer's management and Board of Directors. These conversations have covered and are expected to continue to cover a range of issues, including modifying the Issuer’s 7% Convertible Subordinated Debentures due March 5, 2020. In connection with the foregoing, LC&C sent the letter attached hereto as Exhibit 2 to the Issuer’s Board of Directors on February 4, 2019. The Reporting Persons may engage in conversations with other stockholders of the Issuer and other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other investors. The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing.

No Reporting Person has any present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a)- (j) of Item 4 of Schedule 13D except as set forth herein or in a prior Schedule 13D or as would occur upon completion of any of the actions discussed herein or in a prior Schedule 13D. The Reporting Persons may in the future take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer's management and the Board of Directors, other stockholders of the Issuer, and other interested parties, such as those set out above.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's Board of Directors, price levels of the Common Stock, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to its investment position in the Issuer as they deem appropriate.

Item 5.	Interest in Securities of the Issuer.

(a)	According to the Issuer’s Form 10-Q filed on November 8, 2018, there were 24,517,059 shares of Common Stock outstanding as of November 2, 2018.

(b)	Beneficial ownership of Securities by the Reporting Persons is a follows:

Holder	Number	Security

Master Fund and its affiliates	6,640,857	Aggregate shares of Common Stock consisting of:
		5,881,365	Common Stock issuable upon conversion of the 2020 Notes at the conversion price of $6.75 per share(1)
		759,492	Common Stock
Steven G. Lampe	145,000		Common Stock

(1) Includes principle accretion based on the most recent quarterly factor.

The voting and dispositive power of the Reporting Persons is summarized below:

	Sole Voting	Sole Dispositive	Shared Voting	Shared Dispositive	Percent of Class
Master Fund	0	0	6,640,857	6,640,857	21.8%
Partners	0	0	6,640,857	6,640,857	21.8%
Advisors	0	0	6,640,857	6,640,857	21.8%
Offshore Fund	0	0	6,640,857	6,640,857	21.8%
LC&C	0	0	6,640,857	6,640,857	21.8%
Steven G. Lampe	145,000	145,000	6,640,857	6,640,857	22.3%
Richard F. Conway	0	0	6,640,857	6,640,857	21.8%

The Securities, except for the Common Stock owned solely by Steven G. Lampe, are owned by Master Fund. The Securities may also be deemed to be beneficially owned by the other Reporting Persons by virtue of the following:

(i) Partners and Offshore Fund beneficially own 100% of the outstanding shares of Master Fund; (ii) Advisors is the sole general partner of Partners; (iii) LC&C is investment manager to Master Fund, Partners, and Offshore Fund pursuant to certain investment management agreements and shares voting and dispositive power over the Securities; and (iv) Steven G. Lampe and Richard F. Conway are the sole managing members of each of Advisors and LC&C and, therefore, have indirect voting and dispositive power over Securities held by Master Fund. Each Reporting Person specifically disclaims beneficial ownership of the Securities reported herein except to the extent of his or its pecuniary interest therein, if any.

(c)	The Reporting Persons have not engaged in any transactions in the Securities in the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change from the Schedule 13D filed by the Reporting Persons on December 14, 2015.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement
Exhibit 2.	Letter to Issuer’s Board of Directors, dated February 4, 2019

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 7, 2019

LC Capital Master Fund, Ltd.		LC Capital Partners, L.P.

By:	/s/ Richard F. Conway	By:	/s/ Richard F. Conway
	Richard F. Conway, Director		Richard F. Conway, Partner

LC Capital Advisors, LLC		LC Capital Offshore Fund, Ltd.

By:	/s/ Richard F. Conway	By:	/s/ Richard F. Conway
	Richard F. Conway, Managing Member		Richard F. Conway, Director

Lampe, Conway & Co., LLC
/s/ Steven G. Lampe
Steven G. Lampe		By:	/s/ Richard F. Conway
Richard F. Conway, Managing Member

/s/ Richard F. Conway
Richard F. Conway

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1

AGREEMENT

The undersigned agree that this Schedule 13D dated February 7, 2019 relating to the Common Stock, par value $.01 per share of Cadiz Inc. shall be filed on behalf of the undersigned.

LC Capital Master Fund, Ltd.		LC Capital Partners, L.P.

By:	/s/ Richard F. Conway	By:	/s/ Richard F. Conway
	Richard F. Conway, Director		Richard F. Conway, Partner

LC Capital Advisors, LLC		LC Capital Offshore Fund, Ltd.

By:	/s/ Richard F. Conway	By:	/s/ Richard F. Conway
	Richard F. Conway, Managing Member		Richard F. Conway, Director

Lampe, Conway & Co., LLC
/s/ Steven G. Lampe
Steven G. Lampe		By:	/s/ Richard F. Conway
Richard F. Conway, Managing Member

/s/ Richard F. Conway
Richard F. Conway

Exhibit 2

February 4, 2019

BY E-MAIL and FEDERAL EXPRESS

Board of Directors
Cadiz, Inc.
550 South Hope Street
Suite 2850
Los Angeles , CA 90071

Re:	Cadiz, Inc. 7% Convertible Subordinated Debentures due March 5, 2020

Gentlemen:

Investment funds managed by Lampe, Conway & Co. LLC presently own a majority of the 7% Convertible Subordinated Debentures (“Debentures”) that were issued by Cadiz, Inc. (the “Company”) on November 23, 2015.

We are writing to follow up on our discussions in late 2018. While we have not heard from you following the November and December discussions, we still think the approach covered makes sense for all Stakeholders. We would agree to extend the Debenture maturity for three months without changes to any other terms.

This extension will provide adequate time for all parties to engage in a constructive dialogue to proactively address the final maturity of the Debentures and find a more permanent, long-term solution.

We look forward to hearing your response to this proposed solution or the alternative arrangements the Company intends to pursue.

Sincerely yours,

LAMPE, CONWAY & CO. LLC

By:	/s/ Steven G. Lampe
Steven G. Lampe
Managing Member

680 Fifth Avenue, 12th Floor • New York, NY 10019-5429

Telephone: 212-581-8989 • Facsimile : 212-581 -8999 • www.lampeconway.com